UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-54627
CUSIP NUMBER: G06207115

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D
[ ] Form N-CEN [ ] Form N-CSR

For Period Ended: September 30, 2019

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Atlas Financial Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

953 American Lane, 3rd Floor
Address of Principal Executive Office (Street and Number)

Schaumburg, IL 60173
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As previously disclosed, the registrant requires additional time to complete its year-end audit process and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”). Until the Form 10-K is filed, the registrant will be unable to complete and file its Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019 (the “Q1 Form 10-Q”), and the quarter ended June 30, 2019 (the "Q2 Form 10-Q"), and until the Form 10-K, the Q1 Form 10-Q, and the Q2 Form 10-Q are filed, the registrant will be unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (the “Q3 Form 10-Q”). Accordingly, the registrant is unable to file the Q3 Form 10-Q within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Paul A. Romano    (847) 472-6700
(Name)         (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

Annual Report on Form 10-K for the fiscal year ended December 31, 2018, Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, the registrant terminated its auditor on April 29, 2019; three insurance subsidiaries of the registrant were placed into rehabilitation pursuant to a complaint filed by the Director of the Illinois Department of Insurance (the “Director”); and the registrant is in discussions with the Director and his successors in office, insurance regulators, and the registrant’s third party actuaries regarding the insurance reserve levels of the registrant’s insurance subsidiaries. As a result, reserve levels could be materially increased, which would cause a significant change in results of operations from the corresponding period for the last fiscal year, although the amount and nature of such change has not been finalized at this time.

Atlas Financial Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2019             By:     /s/ Paul A. Romano

Name:	Paul A. Romano

Title:	Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).